SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

As listed below, attached as Exhibit 101 to this Report on Form 6-K is certain information contained in this Report on Form 6-K of Teva Pharmaceutical Industries Limited relating to the three months ended March 31, 2010, formatted in XBRL (Extensible Business Reporting Language). Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Exhibit No.	Description

EX-4.1

Third Supplemental Senior Indenture, dated as of March 16, 2010, by and among Teva Pharmaceutical Finance

Company LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon, relating to Teva’s

0.25% Convertible Senior Debentures due 2026.

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries. References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. Market share data is based on information provided by IMS Health Inc., a leading provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2010	2009
Net sales	$3,653	$3,147
Cost of sales	1,640	1,576

Gross profit	2,013	1,571
Research and development expenses	207	219
Selling and marketing expenses	752	604
General and administrative expenses	182	196
Legal settlements, acquisition and restructuring expenses and impairment	34	14
Purchase of research and development in process	4	—

Operating income	834	538
Financial expenses—net	27	63

Income before income taxes	807	475
Provision for income taxes	85	25

	722	450
Share in profits (losses) of associated companies—net	(8)	1

Net income	714	451
Net income attributable to non-controlling interests	1	*

Net income attributable to Teva	$713	$451

Earnings per share attributable to Teva:
Basic	$0.80	$0.53

Diluted	$0.79	$0.51

Weighted average number of shares (in millions):
Basic	892	857

Diluted	921	894

*	Represents an amount of less than $0.5 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	March 31, 2010	December 31, 2009
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$2,356	$1,995
Short-term investments	337	253
Accounts receivable	5,136	5,019
Inventories	3,244	3,332
Deferred taxes and other current assets	1,538	1,542

Total current assets	12,611	12,141
Long-term investments and receivables	665	534
Deferred taxes, deferred charges and other assets	603	642
Property, plant and equipment, net	3,737	3,766
Identifiable intangible assets, net	3,872	4,053
Goodwill	12,563	12,674

Total assets	$34,051	$33,810

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	$1,974	$1,301
Sales reserves and allowances	3,006	2,942
Accounts payable and accruals	2,671	2,680
Other current liabilities	692	679

Total current liabilities	8,343	7,602
Long-term liabilities:
Deferred income taxes	1,713	1,741
Other taxes and long term payables	675	727
Employee related obligations	174	170
Senior notes and loans	3,416	3,494
Convertible senior debentures	47	817

Total long term liabilities	6,025	6,949

Commitments and contingencies, see note 13
Total liabilities	14,368	14,551

Equity:
Teva shareholders’ equity:
Ordinary shares as of March 31, 2010 and December 31, 2009: authorized 1,500 million shares; issued and outstanding 931 million shares and 923 million shares, respectively	49	49
Additional paid-in capital	13,035	12,880
Retained earnings	7,210	6,662
Accumulated other comprehensive income	280	555
Treasury shares as of March 31, 2010 and December 31, 2009—38 million ordinary shares	(924)	(924)

	19,650	19,222

Non-controlling interests	33	37

Total equity	19,683	19,259

Total liabilities and equity	$34,051	$33,810

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in millions)

(Unaudited)

	Three months ended March 31,
	2010	2009
Operating activities:
Net income	$714	$451
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	235	157
Decrease (increase) in working capital items	(85)	186
Deferred income taxes—net and uncertain tax positions	**	(62)*
Purchase of research and development in process	4	—
Stock-based compensation	18	9
Other items - net	**	(8)*

Net cash provided by operating activities	886	733

Investing activities:
Purchase of property, plant and equipment	(165)	(160)
Proceeds from realization of investments	67	30
Purchase of investments and other assets	(221)	(9)
Other items—net	(9)	(3)

Net cash used in investing activities	(328)	(142)

Financing activities:
Dividends paid	(165)	(127)
Proceeds from exercise of options by employees	72	41
Proceeds from long-term loans and other long-term liabilities received	1	268
Discharge of long-term loans and other long-term liabilities	(72)	(58)
Net decrease in other short-term credit	(18)	(154)
Excess tax benefit on options exercised	7	6

Net cash used in financing activities	(175)	(24)

Translation adjustment on cash and cash equivalents	(22)	(71)

Net increase in cash and cash equivalents	361	496
Balance of cash and cash equivalents at beginning of period	1,995	1,854

Balance of cash and cash equivalents at end of period	$2,356	$2,350

*	Reclassified.

**	Represents an amount of less than $0.5 million.

Supplemental disclosure of non-cash financing activities:

During the three months ended March 31, 2010, $58 million principal amount of convertible senior debentures was converted into approximately 1.6 million Teva shares.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes To Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Certain transactions:

On March 18, 2010, the Company signed a definitive agreement under which Teva agreed to acquire ratiopharm for an enterprise value of Euro 3.625 billion (or approximately $5 billion). Ratiopharm is a global pharmaceutical company that operates in more than 20 countries. This acquisition is expected to improve Teva’s market position in Germany and further enhance Teva’s leadership position in key European markets and Canada.

Closing of the transaction is subject to certain conditions, including relevant regulatory approvals. The transaction is expected to close by the end of 2010.

NOTE 3 – Inventories:

Inventories consisted of the following:

	March 31, 2010	December 31, 2009
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$1,036	$1,072
Products in process	500	522
Finished products	1,639	1,658

	3,175	3,252
Materials in transit and payments on account	69	80

	$3,244	$3,332

NOTE 4 – Convertible senior debentures:

During the three months ended March 31, 2010, $58 million principal amount of convertible senior debentures was converted into approximately 1.6 million Teva shares. Of the $58 million principle amount, $32 million principal amount is related to Teva’s 0.5% convertible senior debentures due 2024 and $26 million principal amount is related to Teva’s 0.25% convertible senior debentures due 2024.

Convertible senior debentures amounting to $779 million, which were reported under long-term liabilities at December 31, 2009, were reclassified to short-term debt at March 31, 2010 as the earliest future redemption both by the holders and Teva is on February 1, 2011.

In addition, convertible senior debentures amounting to $67 million, which were reported under short-term liabilities at December 31, 2009, were reclassified to long-term debt at March 31, 2010 as the earliest future redemption by the holders is on August 1, 2014.

NOTE 5 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three months ended March 31, 2010 and 2009, respectively, basic earnings per share were adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options and non-vested restricted stock units (“RSUs”) granted under employee stock compensation plans and one series of convertible senior debentures, using the treasury stock method; and (ii) the conversion of the remaining convertible senior debentures and subordinated notes using the “if-converted” method, by adding to net income interest expense on the debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of the debentures and subordinated notes.

In computing diluted earnings per share for the three months ended March 31, 2009, no account was taken of the potential dilution of the convertible senior debentures, amounting to 16 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

The net income and the weighted average number of shares used in the computation of basic and diluted earnings per share for the three months ended March 31, 2010 and 2009 are as follows:

	Three months ended March 31,
	2010	2009
	(in millions)
Net income attributable to Teva	$713	$451
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	11	1

Net income used for the computation of diluted earnings per share	$724	$452

Weighted average number of shares used in the computation of basic earnings per share	892	857
Add:
Additional shares from the assumed exercise of employee stock options and unvested RSUs	8	7
Weighted average number of additional shares issued upon the assumed conversion of convertible senior debentures	21	30

Weighted average number of shares used in the computation of diluted earnings per share	921	894

NOTE 6 – Revenue recognition:

Revenue is recognized when title to, and risk and reward for, a given product are transferred to the customer, with provisions for estimated chargebacks, returns, rebates, discounts and shelf stock adjustments established concurrently with the recognition of revenue, and deducted from sales.

Provisions for chargebacks, returns, rebates and other promotional items are included in “Sales reserves and allowances” under “Current liabilities”. Provision for doubtful debts and prompt payment discounts are netted against “Accounts receivable”.

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the single largest component of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following actual or anticipated decreases in the invoice or contract price of the related product. Where there is a historical experience to customer returns, Teva records a reserve for estimated sales returns by applying that experience to the amounts invoiced and the amount of returned products to be destroyed versus product that can be placed back in inventory for resale.

NOTE 7 – Comprehensive income (loss):

Comprehensive income (loss) is as follows:

	Three months ended March 31,
	2010	2009
	U.S. $ in millions
Net income	$714	$451
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) from available-for-sale securities, net of tax	47	(65)
Currency translation adjustment, net of tax	(322)	(613)

Total comprehensive income (loss)	439	(227)
Comprehensive income attributable to the non-controlling interests	1	*

Comprehensive income (loss) attributable to Teva	$438	$(227)

*	Represents an amount of less than $0.5 million.

NOTE 8 – Entity-wide disclosures:

Net sales by geographical areas were as follows:

	Three months ended March 31,
	2010	2009
	(U.S. $ in millions)
North America	$2,309	$1,925
Europe	812	739
International	532	483

	$3,653	$3,147

NOTE 9 – Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of March 31, 2010 and December 31, 2009 are classified in the tables below in one of the three categories described above:

	March 31, 2010 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$423	$—	$—	$423
Cash deposits and other	1,933	—	—	1,933
Marketable securities*:
Auction rate securities	—	—	79	79
Collateral debt obligations	13	—	1	14
Equity securities	154	—	—	154
Structured investment vehicles	—	82	—	82
Other—mainly debt securities	329	—	—	329
Derivatives—net**	—	(34)	—	(34)

Total	$2,852	$48	$80	$2,980

	December 31, 2009 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Money markets	$512	$—	$—	$512
Cash deposits and other	1,483	—	—	1,483
Marketable securities*:
Auction rate securities	—	—	75	75
Collateral debt obligations	13	—	1	14
Equity securities	104	—	—	104
Structured investment vehicles	—	37	—	37
Other —mainly debt securities	240	—	—	240
Derivatives—net**	—	(11)	—	(11)

Total	$2,352	$26	$76	$2,454

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs.
**	Derivatives primarily represent foreign currency and option contracts and interest rate swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	March 31,
	2010	2009
	U.S. $ in millions
Carrying value as of January 1	$76	$98
Amount realized	—	(3)
Net change to fair value:
Gain (loss) included in other comprehensive income	4	(19)

Carrying value as of March 31	$80	$76

Teva’s financial instruments consist mainly of cash and cash equivalents, marketable securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables is usually identical or close to their carrying value. The fair value of long-term bank loans and senior notes also approximates their carrying value, since they bear interest at rates close to the prevailing market rates. The fair value of the senior notes, convertible senior debentures and interest rate swap agreements included under long-term liabilities amounted to $1,678 million at March 31, 2010, based on quoted market values and prevailing market rates.

The fair values and the carrying amounts of derivatives and convertible senior debentures with an earliest date of redemption within 12 months are assets of $7 million (derivatives) and liabilities of $1,465 million (convertible senior debentures and derivatives) at March 31, 2010. The fair value of derivatives generally reflects the estimated amounts that Teva would receive or pay to terminate the contracts at the reporting dates.

Changes in fair value of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. On April 1, 2009, the Company adopted an accounting pronouncement which changes the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. At December 31, 2009, as well as at March 31, 2010, the credit loss was $293 million.

In January 2010, the FASB updated its guidance regarding fair value measurements disclosures. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to Teva, this guidance is effective as of January 1, 2010, except for the gross presentation of the Level 3 roll forward information, which is required beginning January 1, 2011. As applicable to Teva, the adoption of the new guidance did not have a material impact on its consolidated financial statements.

NOTE 10 – Derivative instruments and hedging activities:

The fair value of derivative instruments is comprised of:

1.	Asset derivatives, comprising interest rate swap agreements, designated as hedging instruments. These are reported under long-term investments and receivables, and the fair value amounted to $14 million and $10 million at March 31, 2010 and December 31, 2009, respectively.

2.	Asset derivatives, comprising primarily foreign exchange contracts, not designated as hedging instruments. These are reported under prepaid expenses and other current assets, and the fair value amounted to $7 million and $20 million at March 31, 2010 and December 31, 2009, respectively.

3.	Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments. These are reported under accounts payable, and the fair value amounted to $41 million and $31 million at March 31, 2010 and December 31, 2009, respectively.

Derivatives on foreign exchange contracts hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments. With respect to such derivatives, losses of $38 million and $126 million were recognized under financial expenses—net for the three months ended March 31, 2010 and 2009, respectively. Such losses offset the revaluation of the balance sheet items also booked under financial expenses—net.

With respect to the interest rate swaps, a gain of $4 million was recognized under financial expenses—net for the three months ended March 31, 2010.

NOTE 11 – Recently adopted accounting pronouncements:

(a) Recently adopted accounting pronouncements:

In June 2009, the FASB updated accounting guidance relating to variable interest entities. As applicable to Teva, this is effective commencing January 1, 2010. The adoption of the new guidance did not have a material impact on the consolidated financial statements.

(b) Recently issued accounting pronouncements:

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. Teva is currently evaluating the impact that the adoption would have on its consolidated financial statements.

In April 2010, the FASB issued amendment to the accounting and disclosure for revenue recognition – milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. Teva is currently evaluating the impact that the adoption would have on its consolidated financial statements.

NOTE 12 – Legal settlements, acquisition and restructuring expenses and impairment:

Legal settlements, acquisition and restructuring expenses and impairment consisted of the following:

	Three months ended March 31,
	2010	2009
	(U.S. $ in millions)
Legal settlements	$17	$—
Acquisition expenses	15	—
Restructuring expenses	2	12
Impairment of long lived assets	—	2

Total	$34	$14

NOTE 13 – Contingencies:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of such actions, including those described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and the potential exposure involved relative to insurance coverage, no provision has been made in Teva’s financial statements for any of such actions except as otherwise noted below under accounts payable and accruals. Furthermore, based on currently available information, Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation. Although the legislation concerning generic pharmaceuticals, as well as the patent law, is different in other countries where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries.

Teva’s business inherently exposes it to potential product liability claims. As Teva’s portfolio of available products continues to expand, the number of product liability claims asserted against Teva has increased. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

Intellectual Property Matters

In 1992, Teva Canada Limited (“Teva Canada,” which was then known as Novopharm Limited) commenced sales of zidovudine or azidothymidine (“AZT”), which is a generic version of Retrovir®. Teva Canada ceased sales of AZT in December 2002, when the Supreme Court of Canada upheld the patent as valid and infringed. Although the patent subsequently expired in March 2006, Teva Canada has not resumed sales of AZT. A provision for this matter has been included in the financial statements. The trial to quantify damages is presently scheduled for the first half of 2011.

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004, based on IMS data. Teva’s subsidiary IVAX Pharmaceuticals, Inc. (“IVAX”) also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. In August 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and IVAX. On September 21, 2007, the Court of Appeals for the Federal Circuit (“Federal Circuit”) reversed the summary judgment decision and remanded the case for further proceedings. A trial has not been scheduled. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its gabapentin products and be enjoined from selling its gabapentin products until patent expiry. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to indemnify Alpharma against damages related to a portion of the sales of Alpharma’s gabapentin products.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg/5 ml and 250 mg/5 ml cefdinir powder for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006, based on IMS data. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. In May 2007, the District Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits as to Teva’s noninfringement defense, based on the record before the Court. In May 2009, the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. On January 11, 2010, the United

States Supreme Court denied Abbott’s petition for certiorari. The case has been remanded to the District Court. No trial date has been scheduled. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products until patent expiry.

In May 2007, Teva commenced sales of its 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg amlodipine besylate/benazepril capsules. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007, based on IMS data. In June 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. The patent at issue expires in 2017. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products until patent expiry.

In June 2007, Teva Canada commenced sales of its 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg olanzapine tablets, which are the generic versions of Eli Lilly’s Zyprexa®. Zyprexa® had annual sales in Canada of approximately $180 million for the twelve months ended May 2007, based on IMS sales. In June 2007, the Federal Court of Canada denied Lilly’s request to prohibit the Minister of Health from issuing Teva Canada’s final regulatory approval. Shortly after the launch by Teva Canada, Lilly filed an action for patent infringement. In October 2009, the patent at issue, which was otherwise set to expire on April 24, 2011, was held to be invalid. Lilly has appealed. The appeal is scheduled to be heard at the Federal Court of Appeal on June 21 and 22, 2010. Were Lilly ultimately to be successful in overturning the decision at the Federal Court of Appeal, Teva Canada could be required to pay damages related to its sales of olanzapine tablets and be enjoined from selling those products until patent expiry.

In December 2007, Teva commenced sales of its 20 mg and 40 mg pantoprazole sodium tablets. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007, based on IMS data. In September 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense on the compound patent, based on the record before the Court. In May 2009, the Federal Circuit affirmed the District Court’s denial of the preliminary injunction. The patent at issue expires on July 19, 2010, and the innovator has been granted pediatric exclusivity, which expires on January 19, 2011. Trial on liability issues was held from April 5-23, 2010. On April 23, 2010, the jury returned a verdict finding that the patent is not invalid. The Court has reserved decision on the issue of what, if any, effect to give to the jury’s determinations in connection with the obviousness-type double patenting defenses, which Teva has argued is to be decided by the Court. A decision by the District Court judge independent of the jury’s verdict would be sufficient to invalidate the patent. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets and be enjoined from further selling those products until patent expiry.

In August 2009, Teva commenced sales of its 50mg/10ml and 100mg/20ml oxaliplatin injection products. Oxaliplatin injection 50mg/10ml and 100mg/20ml are the AB-rated generic versions of Eloxatin®, which had annual sales of approximately $1.4 billion for the twelve months ended June 2009, based on IMS data. Teva is in litigation with Sanofi-Aventis in the United States District Court for the District of New Jersey with respect to a patent that claims optically pure oxaliplatin, which is set to expire on October 7, 2013, with pediatric exclusivity. In June 2009, the District Court granted Teva’s motion for summary judgment of non-infringement. In September 2009, the Federal Circuit vacated the judgment of non-infringement and remanded the case back to the District Court for reconsideration. On April 1, 2010, Teva and Sanofi-Aventis entered into a settlement agreement. Under the terms of the agreement, Teva anticipates continued sales of its oxaliplatin injection at least through June 30, 2010, and will resume shipping additional units in August 2012, or earlier under certain circumstances.

In July 2008, Teva learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., had filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of the patents that Teva has listed in the FDA’s Orange Book for the product. On August 28, 2008, Teva filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents. The patents, which expire on May 24, 2014, cover the chemical composition of Copaxone®, pharmaceutical compositions containing it and methods of using it. The lawsuit triggered a stay of any FDA approval of the Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in Sandoz’s favor. Sandoz, Inc. and Momenta Pharmaceuticals Inc. filed their answers to Teva’s complaint in November 2008, asserting several affirmative defenses to Teva’s patent infringement claims, including non-infringement, invalidity and unenforceability of the asserted Orange Book patents. The answers also seek declaratory judgments of non-infringement, invalidity and unenforceability with respect to three unasserted Orange Book patents and two non-Orange Book patents. In December 2008, Sandoz International GmbH and Novartis AG brought a motion to dismiss Teva’s patent claims on personal jurisdiction grounds, and in December 2009, Sandoz filed a motion for summary judgment of invalidity based on indefiniteness. Both motions are pending. A claim construction hearing was held on January 20, 2010. A trial date has not been scheduled. On December 10, 2009, Teva filed a separate complaint against Sandoz and Momenta alleging infringement of four “marker” non-Orange Book patents, the latest of which expires in February 2020. On January 7, 2010, Sandoz moved to dismiss these claims, arguing that their alleged infringing acts were protected under statute and/or not ripe at the current time.

On October 16, 2009, after learning that Mylan Laboratories, Inc. had filed an ANDA containing Paragraph IV certifications with the FDA for a generic version of Copaxone®, Teva filed a complaint against Mylan in the United States District Court for the Southern District of New York, alleging infringement of each of the seven Orange Book patents. No trial date has been scheduled.

As described above, Copaxone®, Teva’s leading innovative product, from which it derives substantial revenues and which contributes disproportionately to its profits, faces intense patent challenges. Although Teva believes that Copaxone® has strong patent protection, should its patents be successfully challenged, Teva may face intense generic competition for Copaxone®, which would adversely affect its results of operations.

Product Liability Matters

Barr and Duramed have been named as defendants in approximately 6,000 personal injury product liability cases brought against them and other manufacturers by plaintiffs claiming injuries from the use of certain estrogen and progestin products. The cases primarily involve medroxyprogesterone acetate (a progestin that has been prescribed to women receiving estrogen-containing hormone therapy), and a much smaller number involve Cenestin (an estrogen-containing product sometimes prescribed to treat symptoms associated with menopause). A high percentage of the plaintiffs were unable to demonstrate actual use of a Barr or Duramed product. As a result, approximately 5,500 cases have been dismissed, leaving approximately 623 pending. To date, Barr and Duramed products have been identified in 493 of those cases. Additional dismissals are expected. The vast majority of the claims are covered by insurance.

Teva and its subsidiary Pliva, Inc. have been named as defendants in over 225 product liability lawsuits brought against them and other manufacturers by plaintiffs claiming injuries from the use of metoclopramide (the generic form of Reglan®). Those claims include allegations of neurological disorders, including tardive dyskinesia, as a result of ingesting the product. For over twenty years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing this syndrome increased with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia from long-term exposure to metoclopramide. The vast majority of the cases are in the very early stages and it has not yet been determined how many plaintiffs actually used a Teva or Pliva product. Teva and Pliva expect to be dismissed from at least some of these cases where plaintiffs cannot demonstrate that they used either a Teva or Pliva product. The vast majority of the cases against Teva and Pliva are currently covered by insurance.

Teva Parenteral Medicines, Inc. has been named as a defendant in almost 250 lawsuits in state court in Las Vegas, Nevada relating to its propofol product. The plaintiffs in these lawsuits claim that they were infected with the hepatitis C virus as a result of the re-use, by medical practitioners at a series of commonly owned endoscopy centers, of single-patient vials of propofol on more than one patient. Teva’s propofol product states in its label that it is for single-patient use only and that aseptic techniques must be followed at all times when using the product. A trial in the first of these cases began on April 12, 2010. Teva is also named as a defendant in almost 100 other cases brought by plaintiffs who were also patients at these endoscopy centers, but who have not contracted the virus. These plaintiffs allege a cause of action based on the fear of contracting an infectious disease.

Competition Matters

In April 2006, Teva and its subsidiary Barr Laboratories were sued, along with Cephalon, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product, certain retail chain pharmacies that purchased the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. In February 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. The FTC’s complaint does not name Teva or Barr as a defendant. On March 29, 2010, the Court denied defendants’ motions to dismiss the federal antitrust claims and some of the related state law claims. In November 2009, another class action lawsuit with essentially the same allegations was initiated by an independent pharmacy in Tennessee.

Teva Pharmaceuticals USA, Inc. (“Teva USA”) was named as a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The complaints seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA. Two cases that were brought individually by alleged direct purchasers were dismissed as to Teva USA pursuant to a settlement agreement between those purchasers and Teva USA. Summary judgment motions with respect to the claims asserted by the classes are pending.

Barr has been named as a co-defendant with Bayer Corporation, The Rugby Group, Inc. and others in approximately 38 class action complaints filed in state and federal courts by direct and indirect purchasers of ciprofloxacin (Cipro® ) from 1997 to the present. The complaints allege that a 1997 Bayer-Barr patent litigation settlement agreement was anti-competitive and violated federal antitrust laws and/or state antitrust and consumer protection laws. A prior investigation of this agreement by the Texas Attorney General’s office on behalf of a group of state attorneys general was closed without further action in December 2001. In March 2005, the court in the federal multi-district litigation granted summary judgment in Barr’s favor and dismissed all of the federal actions before it. In November 2007, the Second Circuit transferred the appeal involving the indirect purchaser plaintiffs to the Court of Appeals for the Federal Circuit, while retaining jurisdiction over the appeals of the direct purchaser plaintiffs. In October 2008, the Federal Circuit affirmed the grant of summary judgment in the defendants’ favor on all claims by the indirect purchaser plaintiffs. The plaintiffs’ petition for panel rehearing and rehearing en banc was denied in December 2008. The plaintiffs filed a petition for certiorari to the United States Supreme Court, which was denied in June 2009. Briefing in the direct purchaser plaintiffs’ appeal in the Second Circuit is complete, and oral argument was heard on April 28, 2009. On April 29, 2010, the Second Circuit also affirmed the grant of summary judgment in the defendants’ favor on all claims by the direct purchaser plaintiffs. The Court’s decision invited the direct purchaser plaintiffs to move for a rehearing en banc, and the time to file such a motion has not yet expired. All but three of the state cases have been dismissed. Following an earlier stay of the California case, the California court granted defendants’ summary judgment motions on August 21, 2009, and directed the entry of final judgment on September 24, 2009. Plaintiffs have appealed this decision. The Kansas action is stayed, and the Florida action is in the very early stages, with no hearings or schedule set to date.

Teva believes that the agreements at issue in the foregoing matters are valid settlements to patent lawsuits and cannot form the basis of an antitrust claim.

Government Reimbursement Investigations and Drug Pricing Litigation

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva USA, Sicor Inc. (“Sicor”), IVAX, and Barr (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. These drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, punitive damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation, and the Teva parties continue to defend them vigorously.

In May 2008, the United States District Court for the District of Massachusetts unsealed a drug pricing action against several generic pharmaceutical companies, including various Teva parties. The action was filed by a private party pursuant to the federal False Claims Act, and it alleges, on behalf of the federal government, drug pricing claims arising from the federal government’s contributions to the various state Medicaid programs. According to the complaint, the federal government declined to intervene in the litigation. In December 2009, the Teva parties reached an agreement in principle to settle this matter and the Florida and Texas matters mentioned below, as well as another previously unserved action in California (which Teva understands was dismissed without prejudice). The settlement is contingent upon the approval of various governmental entities, and a provision for the settlement has been included in the financial statements.

Additionally, a number of state attorneys general, approximately 47 counties in New York and the City of New York have also filed various actions relating to drug price reporting. The Teva parties (either collectively or individually) are named in one or more actions in numerous states relating to reimbursements under Medicaid or other programs, including Alaska, Florida, Hawaii, Idaho, Illinois, Iowa, Kansas, Kentucky, Mississippi, Missouri, New York, South Carolina, Texas, Utah and Wisconsin. In addition to the actions relating to their Medicaid programs, the states of Mississippi and South Carolina have brought actions in their state courts on behalf of their state health plans. A trial for certain Teva parties has been scheduled for November 2010 in the Kentucky action. In March 2010, the Teva parties reached a settlement in principle with counsel for the New York litigants and the state of Iowa, as well as the states of Hawaii, Alaska and Idaho. A provision for all of these cases, including the settlements in principle, has been included in the financial statements.

Class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). In March 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted preliminary approval of the amended MDL settlement in July 2008, and a hearing for final approval has been postponed for procedural reasons. A provision for these matters, including Sicor’s share of the MDL settlement payment, has been included in the financial statements.

In December 2009, the United States District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including Teva USA and other subsidiaries, violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The Department of Justice declined to join in the matter.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are parties to a number of proceedings, including some brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, or other national, federal, provincial or similar state and local laws imposing liability for compliance or regulatory matters or the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings seek to require the generators of hazardous wastes disposed of at a third-party owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s (or its predecessors’) facilities or former facilities that may have adversely impacted a site.

In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, but the amounts have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, former site owners or operators.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, and Protonix®, current economic conditions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, especially Copaxone®, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, the effects of reforms in healthcare regulation, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, potential tax liabilities that may arise should our agreements (including intercompany arrangements) be challenged successfully by tax authorities, our ability to successfully identify, consummate and integrate acquisitions and other business combinations (including our pending acquisition of ratiopharm), the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, as well as to credit risk, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the increased government scrutiny of our agreements with brand companies in both the U.S. and Europe, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2009, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended March 31, 2010 to Three Months Ended March 31, 2009

Highlights

Among the significant highlights of the first quarter of 2010 were:

•

Net sales reached $3,653 million, an increase of 16% ($506 million) over the first quarter of 2009. Sales growth was organic, as there were no major acquisitions or divestitures affecting the first quarter 2010 results. The growth was mainly attributable to increases in sales of generics in the U.S. and of Copaxone® worldwide;

•

Net income attributable to Teva reached a record of $713 million, an increase of 58%, while operating income reached a record of $834 million, an increase of 55%, or $296 million, compared to the first quarter of 2009. Diluted earnings per share reached a record of $0.79, an increase of 55% compared to $0.51 in the first quarter of 2009;

•

Sales grew in each of our principal geographic markets: North American sales increased by $384 million (20% over the comparable quarter), European sales grew by $73 million (10% over the comparable quarter) and International sales grew by $49 million (an increase of 10%);

•	The launch in the U.S. of the generic version of Mirapex® (pramipexole dihydrochloride tablets);

•

Growth in in-market sales of Copaxone® in all of our principal geographic markets, which reached record sales of $796 million, an increase of 28% over the comparable quarter of 2009, driven mainly by price increases in the U.S. and unit growth in other markets;

•	Growth in global in-market sales of Azilect®, which reached record sales of $77 million, an increase of 40% compared to the first quarter of 2009;

•	Cash flow from operating activities reached $886 million, compared to $733 million in the first quarter of 2009 (an increase of 21%);

•

On March 18, 2010, we entered into a definitive agreement to acquire the Merckle-ratiopharm Group (“ratiopharm”), Germany’s second-largest generic drug company and the sixth-largest generic drug company worldwide, for an enterprise value of €3.625 billion (or approximately $5 billion);

•

On January 13, 2010, Moody’s raised our credit rating from ‘Baa1’ to ‘A3’ and re-affirmed the rating on March 18, 2010. On March 19, 2010, Standard & Poor’s raised our credit rating from ‘BBB+’ to ‘A-’; and

•	Exchange rate differences between the first quarter of 2010 and the comparable quarter of 2009 had a positive impact on sales of approximately $98 million and a negligible impact on operating income.

Ratiopharm Acquisition

On March 18, 2010, we entered into a definitive agreement to acquire ratiopharm, Germany’s second-largest generic drug company and the sixth-largest generic drug company worldwide, for an enterprise value of €3.625 billion (or approximately $5 billion). The closing of the transaction is subject to various conditions, including approval by antitrust authorities in Europe and in Canada. We expect that the closing of the transaction will take place by the end of 2010.

The acquisition of ratiopharm is part of our strategic objective of strengthening our position in key European markets, and is expected to position us as the leading generic pharmaceutical company in Europe in terms of sales. It will also substantially increase our sales in Germany, Canada, Russia and Ukraine.

Ratiopharm’s portfolio includes 500 molecules in over 10,000 dosage forms, marketed in 26 countries. Ratiopharm also has a biosimilars business, which includes a number of products in advanced stages of development and a well-established sales and marketing team. Ratiopharm reported worldwide 2009 revenues of €1.6 billion.

Financial Data

The following table presents certain financial data as a percentage of net sales for the periods indicated and the percentage change for each item as compared to the first quarter of last year.

	Percentage of Net Sales Three Months Ended March 31,		Percent Change 2010 from 2009
	2010	2009
	%	%	%
Net sales	100.0	100.0	16
Gross profit	55.1	49.9	28
Research and development expenses	5.7	7.0	(5)
Selling and marketing expenses	20.6	19.2	25
General and administrative expenses	5.0	6.2	(7)
Legal settlements, acquisition and restructuring expenses and impairment	0.9	0.4	143
Purchase of research and development in process	0.1	—	—
Operating income	22.8	17.1	55
Financial expenses—net	0.7	2.0	(57)
Income before income taxes	22.1	15.1	70
Provision for income taxes	2.3	0.8	240
Share in profits (losses) of associated companies—net	(0.3)	*
Net income attributable to non-controlling interests	*	*	*
Net income attributable to Teva	19.5	14.3	58

*	Less than 0.05%.

Sales

General

Net sales for the three months ended March 31, 2010 reached $3,653 million, an increase of 16% over the comparable quarter of 2009. In local currency terms, sales grew by 13%. The growth in sales was attributable mainly to higher generic sales in the U.S., record global Copaxone® and Azilect® sales, and higher sales of Qvar® and ProAir™ in the U.S.

Sales by Geographical Areas

	Three Months Ended March 31,		% of 2010	% of 2009	Percent Change 2010 from 2009
	2010	2009
	U.S. dollars in millions
North America	$2,309	$1,925	63%	61%	20%
Europe*	812	739	22%	24%	10%
International	532	483	15%	15%	10%

Total	$3,653	$3,147	100%	100%	16%

*	All members of the European Union as well as Switzerland and Norway.

Sales by Product Lines

	Three Months Ended March 31,		% of 2010	% of 2009	Percent Change 2010 from 2009
	2010	2009
	U.S. dollars in millions
Generics and other	$2,448	$2,096	67%	66%	17%
Innovative products	769	594	21%	19%	29%
Specialty respiratory products	193	185	5%	6%	4%
Active pharmaceutical ingredients	139	158	4%	5%	(12)%
Women’s health	79	97	2%	3%	(19)%
Biosimilars	25	17	1%	1%	47%

Total	$3,653	$3,147	100%	100%	16%

North America

Sales in North America for the three months ended March 31, 2010 reached $2,309 million, an increase of 20%, or $384 million, over the comparable quarter of 2009. The growth in sales was mainly attributable to higher sales of generic pharmaceuticals in both the U.S. and Canada, continued growth in sales of Copaxone® and higher sales of the specialty respiratory products Qvar® and ProAir™, as well as higher sales of Azilect®. Sales were offset in part by a decrease in sales of Plan B®, a decrease in sales of API to third parties, and the loss of sales of Teva Animal Health products.

The growth in sales of generics in the U.S. was the result of, among other things, the following:

•	The launch of the generic version of Mirapex® (pramipexole dihydrochloride tablets) in the U.S., pursuant to an agreement with Boehringer Ingelheim Pharmaceuticals; and

•

Sales of products not sold in the comparable quarter in the prior year: generic versions of Adderall XR® (mixed amphetamine salts ER), which was initially launched in the second quarter of 2009 pursuant to an agreement with Shire Plc, Pulmicort® (budesonide inhalation), which was re-launched in December 2009 pursuant to a settlement agreement with AstraZeneca, and Eloxatin® (oxaliplatin injection), which was launched in the third quarter of 2009.

The increase in sales of generic products in the U.S. was offset in part by decreased sales of other products due to loss of exclusivity and increased competition, primarily generic versions of Imitrex® (sumatriptan succinate injection and tablet), which was initially launched in the first quarter of 2009; Solodyne ER® (minocycline ER), Lotrel® (amlodipine benazapril); and Yasmin® (drospirenone, which we market as Ocella™) due to a decrease in the overall market.

Other factors contributing to the increase in sales in North America include:

•	Continued growth in sales of Copaxone® in the U.S., which reached $513 million this quarter, an increase of $83 million, or 19%, over the first quarter of 2009, due to price increases;

•	Sales of specialty respiratory products in U.S., which increased by 16% over the comparable quarter in 2009, primarily due to growth in sales of Qvar® and ProAirTM.

On April 1, 2010, we settled litigation with Sanofi-Aventis pertaining to our generic version of Eloxatin® (oxaliplatin injection), which was launched in the third quarter of 2009. The settlement enables us to continue to sell the product through June 30, 2010, with certain volume limitations, and also permits us to re-enter the market in August 2012, or earlier under certain circumstances.

On April 23, 2010, the jury in the Protonix® (pantoprazole) patent litigation trial returned a verdict that the innovator’s patent is not invalid. The court has reserved decision on the issue of what, if any, effect to give to the jury’s determinations in connection with our obviousness-type double patenting defenses, which we believe is a matter to be decided by the court. A decision by the court, independent of the jury’s verdict, would be sufficient to invalidate the patent. If we are ultimately found to be infringing, we could be required to pay damages relating to the sale of our pantoprazole sodium tablets and be enjoined from further selling those products until the patent expires in January 2011.

In the first quarter of 2010, we maintained our U.S.-leading market share, with total prescriptions increasing by over 13 million to reach 630 million in the twelve months ended March 31, 2010, or 16.3% of total prescriptions for such period. In the same twelve-month period, our generic prescriptions increased by over seven million to reach 600 million, or 21% of total generic prescriptions.

During the first quarter of 2010, we launched two new products in the U.S., which were generic versions of Mirapex® and Trusopt®. In addition, generic versions of the following 11 branded products were sold during the first quarter in the U.S. that were not sold in the comparable quarter of 2009 (listed in order of launch date): Adderall XR® (mixed amphetamine salts ER), Topamax® (topiramate), CellCept® tablets & capsules (mycophenolate mofetil), Urso® (ursodiol), Casodex® (bicalutamide), Eloxatin® (oxaliplatin injection), Depakote ER® (divalproex sodium ER), Allegra-D® 12 Hour (fexofenadine HCl & pseudoephedrine HCl ER), Prevacid® Delayed Release (lansoprazole DR) and Pulmicort Respules® (budesonide inhalation suspension).

Below are the abbreviated new drug application (“ANDA”) approvals that we received from the FDA during the first quarter of 2010:

Product	Form	Approval Date		Brand Name	Annual Brand Sales $ millions (IMS)*
Methotrexate sodium 2mL,10mL and 40mL SDVs	Injection	1/08/10		Methotrexate Sodium	8
Letrozole	Tablets	1/20/10	**	Femera®	585
Temozolomide	Capsules	3/01/10		Temodar®	371
Fluvastatin	Capsules	3/03/10	**	Lescol®	39
Phentermine HCl, 15 & 30 mg	Capsules	3/18/10		Phentermine HCl	11
Memantine HCl	Tablets	3/19/10	**	Namenda®	1,177
Fluoxetine DR, 90 mg	Capsules	3/24/10		Prozac® Weekly	16
Argatroban	Injection	3/24/10	**	Argatroban	137
Abacavir/lamivudine	Tablets	3/29/10	**	Epzicom®	414

*	The figures given are for the twelve months ended December 31, 2009.
**	Tentative approval.

We expect that our sales in North America will continue to be fueled by our strong U.S. generic pipeline, which, as of April 26, 2010, included 210 product registrations awaiting final FDA approval (including some products through strategic partnerships), including 44 tentative approvals. Collectively, the branded products covered by these applications had annual U.S. sales in 2009 of over $113 billion. Of these applications, 133 were “Paragraph IV” applications challenging patents of the branded products. We believe we are the first to file with respect to 83 of these applications, covering branded products that had annual sales in the U.S. of more than $50 billion in 2009. IMS reported branded product sales are one of the many indicators of the potential future value of a launch, but equally important are the mix and timing of competition, as well as cost-effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture. We take into consideration a variety of legal and commercial factors in determining when to launch an approved product, which may affect the specific launch date.

In March 2010, President Obama signed healthcare reform legislation into law. With the passage of the legislation, initial improvements in both access to coverage and market reforms will begin this year. While more significant changes to the U.S. healthcare system and additional improvements in coverage and access will not begin until 2014, most companies will begin to incur costs related to the legislation in 2010.

A few of the material provisions that will reduce revenue are an increase in the Medicaid rebate rates for both generic and brand products, and the expansion of coverage under the 340B drug pricing program, both of which became effective January 1, 2010; an extension of rebates to cover Medicaid managed care participants, which became effective in March 2010; an extension of the Medicare coverage gap (the “donut hole”) and certain revisions in the definition of average manufacturer price, both of which will become effective on January 1, 2011; and the imposition of a brand manufacturer tax for the next ten years, which will vary between $2.5 billion and $4.2 billion per year, with the first payment due in 2011 based on 2010 data. We have incorporated estimates of the effects of healthcare reform in our results for the first quarter of 2010, based on certain assumptions. However, many of the specific determinations necessary to implement the new legislation have yet to be decided. As a result, our actual results may vary from current estimates.

In Canada, sales increased by 28% in U.S. dollar terms, and by 7% in local currency terms, in comparison to the comparable quarter of 2009. In the first quarter of 2010, we launched generic equivalents of Actonel® (risedronate) and Concerta® (methylpehnidate ER).

On July 31, 2009, we entered into a consent decree with the FDA with respect to the operations of Teva Animal Health. As a result of the consent decree, the FDA mandated that all Teva Animal Health products be recalled and all finished goods inventory be disposed of. As of March 31, 2010, we had approximately $71 million of intangible assets and approximately $67 million of fixed assets and API inventory relating to animal health products. Due to uncertainties regarding the ability of Teva Animal Health to produce and sell our products in the future, the above assets are monitored periodically for impairment.

In December 2009, the FDA issued a warning letter relating to our Irvine, California injectable products manufacturing facility. We have made presentations to the FDA staff regarding its questions and concerns, and the FDA is currently undertaking followup inquiries.

Europe

Total sales in Europe amounted to $812 million, an increase of 10% over the first quarter of 2009. In local currency terms, sales grew by 1%.

Highlights for the first quarter of 2010 in our European region include the following:

•	We increased or maintained our market share in most of the main European markets, including France, Germany and the U.K.;

•

Strong generic sales in Italy, Poland and Portugal, partly offset by lower sales in the U.K. In Italy, our sales grew by 51% in the U.S. dollar terms and by 42% in local currency terms over the comparable quarter in 2009. This increase is primarily due to the fact that in the first quarter of 2009, our sales were affected by the pendency of legislation aimed at lowering prices;

•	Higher sales of Copaxone® and Azilect®; and

•	In France we launched TevaGrastim®, our first biosimilar product.

Among the most significant generic products we sold in Europe in the first quarter of 2010 were generic versions of the following branded products (listed in the order of launch): Vancenase® (beclomethasone dipropionate), Losec®/Prilosec® (omeprazole), Ventolin® (salbutamol sulfate), Neurontin® (gabapentin), Eloxatin® (oxaliplatin), Casodex® (bicalutamide), Zocor® (simvastatin), Rhinocort® (budesonide), Effexor® (venlafaxine HCl), Protonix® (pantoprazole sodium), Dostinex®/Cabaser® (cabergoline), Gemzar® (gemcitabine HCl), Hyzaar® (losartan potassium/HCTZ), Prevacid®(lansoprazole), Glucophage® (Metformin HCL), Taxol® (paclitaxel), Fosamax® (alendronate sodium), Subutex® (buprenorphine), Zithromax® (azithromycin), Paraplatin® (carboplatin), Sublinmaze® (fentanyl), Flovent® (fluticasone propionate) and Demadex® (torasemide).

During the first quarter of 2010, we received 206 generic drug approvals in Europe relating to 64 compounds in 135 formulations, including three European Medicines Agency (EMA) approvals valid in all EU member states. In addition, as of March 31, 2010, we had 3,207 marketing authorization applications pending approval in 30 European countries relating to 242 compounds in 474 formulations, including six applications pending with the EMA.

International

Our International region includes all countries other than the U.S., Canada, E.U. member states, Switzerland and Norway. Our sales in these countries reached an aggregate of $532 million in the first quarter of 2010, an increase of 10% over the first quarter of 2009. In local currency terms, sales grew by 7%. The growth in sales was primarily attributable to higher sales in Russia and Israel. The growth in sales was partially offset by a decrease in API sales to third parties and the loss of sales of the Israeli animal health product line, which was sold in January 2009.

Approximately 30% of our International sales were generated in Latin America, 30% in Russia and other Eastern European markets, 27% in Israel and 13% in all other markets.

Our sales in the International region in the first quarter of 2010 were primarily influenced by the following factors:

•

In our Eastern Europe markets, our sales grew by 43% in U.S. dollar terms over the comparable quarter in 2009, primarily as a result of increased sales in Russia (our largest market in Eastern Europe) of Copaxone® and of our generic products (sales of Copaxone® are not evenly spread throughout the year).

•	Sales in Israel grew by 22% as compared to the first quarter in 2009, primarily driven by increased sales of third-party products.

•	Sales in Chile increased by 19% as compared to the first quarter of 2009.

Among the most significant launches in our International markets during this quarter were: Merrem® (meropenem), Targocid® (teicoplanin), Zometa® (zoledronic acid), Metaglip® (metformin HCI), Paclitaxel® (paclitaxel), Lupron® (leuprolide acetate), and Casodex® (bicalutamide). Our main products were Copaxone®, Sumamed® (azithromycin), Gaviscon® (aluminium hydroxide/magnesium carbonate/magnesium hydroxide), and Macinex® (guaifenesin).

Global Branded Products

Copaxone® . In the first quarter of 2010, Copaxone® continued to be the leading multiple sclerosis therapy in the U.S. and globally. During the first quarter of 2010, global in-market sales of Copaxone® reached $796 million, an increase of 28% over the comparable quarter of 2009. U.S. sales increased 19% to $513 million as a result of price increases in 2009 and in 2010. Growth in units sold occurred in many non-U.S. markets, including Russia, where sales of Copaxone® are not evenly spread throughout the year, France, Italy and Spain, resulting in a 48% increase in non-U.S. in-market sales to $283 million. In local currency terms, in-market sales outside the U.S. grew by 36%.

To date, Copaxone® has been approved for marketing in 52 countries worldwide, including the U.S., Russia, Canada, Israel, and all EU countries. Copaxone® reached a global market share among multiple sclerosis treatments of approximately 30% (in U.S. dollar terms). According to March 2010 IMS data, U.S. market shares in terms of new and total prescriptions of 38.8% and 39.2%, respectively.

The first quarter of 2010 was the last quarter in which we made payments to Sanofi-Aventis of 25% of in-market sales in the U.S. and Canada. These payments have been recorded as selling and marketing expenses. With the termination of this obligation, our selling and marketing expenses in North America after April 1, 2010 will decrease accordingly.

Azilect® . Azilect® (rasagiline tablets), our once-daily treatment for Parkinson’s disease, continued to establish itself in the U.S. and Europe. Global in-market sales in the quarter reached $77 million compared to $55 million in the first quarter of 2009, an increase of 40%, attributable primarily to global volume growth and to a lesser extent due to a price increase in the U.S. Azilect® benefited from increased sales outside the U.S., mainly in Italy, Spain, Turkey and France. In local currency terms, in-market sales of Azilect® outside the U.S. grew 35%. Azilect® is now approved for marketing in 45 countries.

Specialty Global Respiratory Products. Our global respiratory business recorded sales of $193 million in the first quarter of 2010, an increase of 4% compared to $185 million in the first quarter of 2009. Not included in this figure are our sales in the U.S. of budesonide, which were reported as part of our generic drug sales. Sales in the U.S. grew to $124 million, a 16% increase over the comparable quarter in the prior year, due to growth in both ProAir™ (albuterol HFA) and Qvar® sales. ProAir™ continued to maintain our market leadership in the short-acting beta agonist (SABA) market in the U.S., despite a decrease in our market share from 54% as of December 31, 2009 to 51% as of March 31, 2010. The average share for Qvar® in the inhaled corticosteroid market increased to 18.2% during this quarter, continuing to solidify Qvar®s position as second in terms of new and total prescriptions.

Women’s Health. Our proprietary women’s health business in the U.S. recorded sales of $79 million, a decrease of 19% from $97 million sold in the comparable quarter in 2009. This decrease was primarily due to the launch by a competitor of a generic version of our two-pill version of Plan B®, which we ceased marketing in mid-2009, and was partially offset by increased sales of Seasonique® and ParaGard®, as well as the sales of Plan B One-Step®, first marketed in the third quarter of 2009.

Biosimilars. During the first quarter of 2010, sales of biosimilar pharmaceuticals reached $25 million, as compared with $17 million in 2009. Approximately 38% of our biosimilar sales were generated in the U.S. and 62% in non U.S. markets. We currently sell human growth hormone in the U.S. and granulocyte colony stimulating factor (GCSF) in certain countries in Europe.

Following the September 2008 grant of a marketing authorization by the European Commission’s Directorate General for Enterprise and Industry for our GCSF product, we launched our biosimilar GCSF under the brand name TevaGrastim® in several EU countries, including the U.K., Germany, Portugal, Greece, France, Spain, Norway and Belgium. In December 2009, we submitted a Biologic License Application (BLA) for this product with the U.S. FDA. On February 2, 2010, the FDA accepted our BLA filing for this product.

Active Pharmaceutical Ingredients (API) Sales to Third Parties

API sales to third parties amounted to $139 million this quarter, a decrease of 12% from the first quarter of 2009. The decrease in third party sales from the first quarter of 2009 was mainly in the North American markets.

Other Income Statement Line Items

Gross Profit

In the first quarter of 2010, gross profit amounted to $2,013 million, an increase of 28%, or $442 million compared to the comparable quarter in 2009. The increase in gross profit was a result of both higher sales and the fact that, as opposed to the first quarter of 2009, no inventory step-up charges were recorded. The gross profit was adversely affected by higher amortization of purchased intangible assets recorded this quarter.

The increase in gross margins from 49.9% to 55.1% primarily reflects the differences between the inventory step-up charges and amortization of purchased intangible assets recorded in the first quarters of 2010 and 2009, and was also favorably affected by the product mix in the U.S., which included a number of high-margin products, including generic versions of Mirapex® (pramipexole dihydrochloride tablets), Adderall® (amphetamine mixed salts) and other products.

Changes in foreign exchange rates had a positive impact on our gross profit, but as a result of the positive effect these fluctuations had on our sales, currency fluctuations had an overall adverse effect on our gross margin.

Research and Development (R&D) Expenses

Net R&D spending for the quarter totaled $207 million, 5% less than in the comparable quarter in 2009. As a percentage of sales, R&D spending was 5.7% in the first quarter of 2010, compared to 7.0% in the first quarter of 2009. The decrease is expected to be temporary and results from variations in the distribution of R&D expenditures throughout the year as well as synergies achieved as a result of the Barr acquisition, which enabled us to more efficiently utilize our R&D spending. In the first quarter of 2010, we recorded lower R&D spending in generic R&D activities as well as in our branded R&D. Approximately 60% of our R&D expenditures were for generic R&D, and the balance was for our innovative products, respiratory products, women’s health products and biosimilar products.

Parts of our R&D activities are conducted through our joint ventures, primarily the Teva-Lonza and the Teva-Kowa joint ventures. Our share in R&D expenses of these joint ventures is reflected in the income statement under “share in profits (losses) of associated companies—net.”

Selling and Marketing (S&M) Expenses

S&M expenses in the first quarter of 2010 amounted to $752 million, an increase of 25% over the comparable quarter of 2009. As a percentage of sales, S&M expenses increased to 20.6% for the first quarter of 2010 from 19.2% for the first quarter of 2009. The increase is primarily due to royalty payments relating to the generic version of Pulmicort® (budesonide inhalation), which was re-launched in the fourth quarter of 2009, and the generic version of Mirapex® (pramipexole dihydrochloride tablets), which was launched this quarter. In addition, changes in foreign exchange rates that increased our expenses in U.S. dollar terms and the payment to Sanofi-Aventis in connection with increased Copaxone® sales contributed to the increase in S&M expenses, as well as the sales and marketing expenses related to our increased sales of other products. As noted above, this is the last quarter in which we are making payments to Sanofi-Aventis with respect to North American sales of Copaxone®.

General and Administrative (G&A) Expenses

G&A expenses were $182 million in the first quarter of 2010, representing 5.0% of sales, as compared to 6.2% of sales and $196 million in the first quarter of 2009. The Barr acquisition synergies contributed to the decline in G&A expenses.

Legal Settlements, Acquisition and Restructuring Expenses and Impairment

Legal settlements, acquisition and restructuring expenses and impairment were $34 million in the first quarter of 2010, as compared to $14 million in the first quarter of 2009. The increase in these expenses is primarily due to legal settlements, as well as expenses related to the ratiopharm acquisition.

Operating Income

Operating income reached $834 million in the first quarter of 2010, compared to $538 million in the first quarter of 2009. Operating income in this quarter was achieved after taking into account $38 million of expenses relating to legal settlements, acquisition and restructuring expenses and purchase of research and development in process. As a percentage of sales, operating margins were 22.8% as compared to 17.1% in the first quarter of 2009. The lower operating margins in the comparable quarter of 2009 were mainly the result of lower gross margins, influenced significantly by the inventory step up charges in that quarter. In addition, a mix of more profitable products, continued synergies resulting from the Barr integration and ongoing cost reduction efforts contributed to higher operating margins in the first quarter of 2010, partially offset by higher amortization of purchased intangible assets.

Financial Expenses

Net financial expenses for the first quarter of 2010 were $27 million, compared with net financial expenses of $63 million during the comparable quarter in 2009. The decrease in net financial expenses in 2010 is primarily attributable to lower interest expenses as well as higher income from hedging activity and the favorable effect of currency fluctuations. Interest earned this quarter was at the same level as in the comparable quarter. During 2009, we used cash flow from operations to pay down debt thereby reducing our interest expenses.

Moody’s raised our credit rating in January 2010 from Baa1 to A3. Following the raise in our credit rating, the interest rate charged on the floating-rate debt assumed in the Barr acquisition was reduced by 25 basis points.

Tax Rate

The provision for taxes for the first quarter of 2010 amounted to $85 million, or 11% of pre-tax income of $807 million, as compared with $25 million, or 5% of pre-tax income of $475 million in the comparable quarter of 2009. The tax rate for the quarter is in line with our expected annual tax rate for 2010 of 11%, as compared with 8% in 2009. The lower effective tax rate in the first quarter of 2009 was primarily the result of inventory step-up related to the Barr acquisition, amortization of purchased intangible assets, restructuring expenses and impairment of assets, which reduced pretax income in jurisdictions whose tax rates are above our average tax rate.

Net Income and Share Count

Net income attributable to Teva for the first quarter of 2010 amounted to $713 million, compared to net income attributable to Teva of $451 million in the first quarter of 2009. This increase is due, among other factors, to the increase in sales, as well as to a charge in the first quarter of 2009 of $220 million related to an inventory step up related to the Barr acquisition, offset by higher charges related to amortization of purchased intangible assets this quarter as well as increased sales and marketing expenses in this quarter. Net income attributable to Teva as a percentage of sales was 19.5% in the first quarter of 2010, compared to 14.3% in the comparable quarter of 2009. Diluted earnings per share were $0.79 for the first quarter of 2010, compared to $0.51 for the first quarter of 2009.

Net income attributable to Teva, used for computing diluted earnings per share, is calculated after adding back interest expense on convertible senior debentures and issuance costs (net of tax benefits) of $11 million and $1 million for the three months ended March 31, 2010 and 2009, respectively.

For the first quarter of 2010, the share count was 921 million, as compared to 894 million for the first quarter of 2009. In computing diluted earnings per share for the three months ended March 31, 2009, no account was taken of the potential dilution of the convertible senior debentures, amounting to 16 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

During the first quarter of 2010, $58 million in principal amount of convertible senior debentures was converted ($32 million of our 0.5% convertible senior debentures due 2024 and $26 million of our 0.25% convertible senior debentures due 2024).

Supplemental Non-GAAP Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the change by item as a percentage of the amount for the comparable period, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the below:

In the three months ended March 31, 2010:

•	$130 million in charges relating to amortization of purchased intangible assets;

•	$17 million in legal settlements;

•	$15 million in acquisition expenses primarily relating to the ratiopharm acquisition;

•	$4 million related to the purchase of research and development in process; and

•	$2 million in restructuring expenses;

net of a corresponding tax effect of $51 million.

In the three months ended March 31, 2009:

•	$220 million for an inventory step-up related to the Barr acquisition;

•	$54 million in amortization of purchased intangible assets;

•	$12 million in acquisition and restructuring expenses; and

•	$2 million in impairment of assets;

net of a corresponding tax effect of $105 million.

The data so presented—after these exclusions—are the results used by management and our Board of Directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed “work plans” for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all-inclusive, examples of these items include: legal settlements, including principally settlements in connection with intellectual property lawsuits, purchase accounting adjustments related to acquisitions, including adjustments for write-offs of purchase of research and development in process, amortization of intangible assets and inventory “step-ups” following acquisitions; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur.

These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental Non-GAAP Income Data

	Three Months Ended March 31,		Percentage of Net Sales Three Months Ended March 31,		Percent Change 2010 from 2009
	2010	2009	2010	2009
	U.S. dollars and shares in millions (except per share amounts)%			%	%
Net sales	3,653	3,147	100.0	100.0	16
Gross profit	2,135	1,837	58.4	58.4	16
Operating income	1,002	826	27.4	26.2	21
Income before income taxes	975	763	26.7	24.2	28
Provision for income taxes	136	130	3.7	4.1	5
Net income attributable to Teva	830	634	22.7	20.1	31
Diluted earnings per share	0.91	0.71			28
Weighted average number of shares	921	910

For the three months ended March 31, 2009, the difference between the reported and the non-GAAP diluted weighted average number of shares represents a potential dilution of convertible senior debentures that had an anti-dilutive effect on the reported earnings per share while being dilutive on a non-GAAP basis.

Reconciliation between Reported Net Income Attributable to Teva and Earnings per Share to Non-GAAP Net Income Attributable to Teva and Earnings per Share

	Three Months Ended March 31,
	2010	2009
	U.S. dollars in millions (except per share amounts)
Reported net income attributable to Teva	713	451
Purchase of research and development in process	4	—
Inventory step-up	—	220
Legal settlements, acquisition and restructuring expenses and impairment	34	14
Amortization of purchased intangible assets	130	54
Related tax effect	(51)	(105)
Non-GAAP net income attributable to Teva	830	634
Diluted earnings per share:
Reported ($)	0.79	0.51
Non-GAAP ($)	0.91	0.71
Add back for diluted earnings per share calculation:
Reported ($)	11	1
Non-GAAP ($)	11	11

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2009. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets. Please refer to Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2009 for a summary of all significant accounting policies.

Recently Adopted Accounting Pronouncements

See the notes to the consolidated financial statements included in this report.

Recently Issued Accounting Pronouncements

See the notes to the consolidated financial statements included in this report.

Impact of Currency Fluctuations and Inflation

Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate – mainly the euro, New Israeli shekel, British pound sterling, Russian ruble, Canadian dollar, Hungarian forint and the Polish zloty – affect our results.

Although the euro and other currencies declined in value against the U.S. dollar during the course of the first quarter of 2010, on a quarter average to quarter average basis these currencies increased in value relative to the U.S. dollar. The shekel appreciated by 8%, the Canadian dollar by 19%, the ruble by 14%, the euro by 5%, the forint by 16%, the zloty by 19%, and the pound sterling by 8% (on a quarterly average basis). The above trend was partially offset by a decline in value of some other currencies.

Exchange rate movements during the first quarter of 2010 as compared to the comparable quarter in 2009 positively affected overall sales by approximately $98 million. We also recorded higher expenses due to these currency fluctuations and, as a result, changes in exchange rates had an overall negligible effect on our operating income.

Liquidity and Capital Resources

Total assets amounted to $34.1 billion at March 31, 2010, compared to $33.8 billion at December 31, 2009. Although the U.S. dollar decreased relative to other currencies when comparing the first quarter of 2010 to the first quarter of 2009, the dollar increased in value relative to other currencies during the course of the first quarter of 2010. This strengthening of the U.S. dollar in the first quarter resulted in a decline in many balance sheet line items at March 31, 2010 compared to December 31, 2009.

Our working capital balances, which include accounts receivable, inventories and other current assets net of sales, reserves and allowances (“SR&A”), accounts payable and other current liabilities, amounted to $3.5 billion at March 31, 2010, compared to $3.6 billion in December 31, 2009.

Inventory balances amounted to $3.2 billion, a slight decrease as compared with $3.3 billion at December 31, 2009. The ratio of inventory days at March 31, 2010 slightly increased to 183 compared to 182 at December 31, 2009.

Accounts receivables, net of SR&A, increased by $53 million during the quarter to $2.13 billion. Days sales outstanding (receivables) (“DSO”), net of SR&A, increased from 48 days at December 31, 2009 to 53 days at March 31, 2010. The increases in the accounts receivables net balance and the DSO were due to the higher sales at the end of the quarter and do not reflect a trend. Although we record receivables on a gross basis, and record substantially all of the SR&A as a liability, we have used a net figure for the calculation of DSO in order to facilitate a more meaningful comparison with some of our peers, which record receivables net of these reserves.

The account payables days increased from 44 days at December 31, 2009 to 45 days at March 31, 2010.

Investment in property, plant and equipment in the first quarter of 2010 was $165 million, compared to $160 million in the comparable quarter last year and $719 million for all of 2009. Depreciation amounted to $105 million in the first quarter of 2010, as compared to $103 million in the comparable quarter of 2009.

Cash and cash equivalents, short term and long term investments increased by $550 million to $3,014 million, reflecting the cash generated during the first quarter of 2010. In anticipation of the closing of the ratiopharm acquisition later this year, we accumulated cash generated during this quarter and did not apply it toward debt prepayment. Furthermore, in connection with the closing of the ratiopharm acquisition, as of April 28, 2010, we hedged €1.9 billion through a conversion of cash from U.S. dollars to euro (€1.1 billion) and a forward contract of €0.8 billion.

Total debt decreased by $175 million during the first quarter of 2010 as compared to December 31, 2009. The decrease was mainly due to the repayment of approximately $90 million of outstanding loans and the conversion of $58 million of our two series of convertible senior debentures due 2024. The total remaining outstanding principal amount of these two series as of March 31, 2010 was $47 million. As a result, our financial leverage ratio decreased from approximately 23% at December 31, 2009 to approximately 22% at March 31, 2010. The short-term portion of our total debt increased from 23% to 36% as a result of the reclassification of our 1.75% convertible senior debentures due 2026 as short term debt and the 0.25% convertible senior debentures due 2024 as long-term debt. The 2026 debentures were reclassified because they are redeemable by both Teva and the holders beginning on February 1, 2011. The 2024 debentures were reclassified because they are not redeemable by the holders until August 1, 2014.

In 2009 and early 2010, we entered into separate bilateral revolving credit agreements with seven banks under which an aggregate of $1.08 billion of committed financing was made available to Teva Pharmaceutical Industries and certain of our subsidiaries. As of March 31, 2010, no borrowings were outstanding under any of such facilities.

Our shareholders’ equity was $19.7 billion at March 31, 2010, compared to shareholders’ equity of $ 19.3 billion as of December 31, 2009. The increase resulted primarily from net income attributable to Teva for the quarter of $713 million, $72 million from the the exercise of employee options and the conversion of approximately $58 million of convertible senior debentures. The increase was partially offset by a $322 million translation loss as a result of the strengthening of the U.S. dollar relative to most of the major currencies and dividend payments of $165 million.

For purposes of calculating our market capitalization at March 31, 2010, we used approximately 894 million shares. Such number represents ordinary shares outstanding on such date, less shares held by subsidiaries, plus exchangeable shares issuable in connection with the acquisition of Teva Canada Ltd.

Cash flow generated from operating activities during the first quarter of 2010 amounted to $886 million, as compared with $733 million in the first quarter of 2009. The increase in cash flow resulted from a higher net income, partially offset by the increase in working capital.

Cash flow generated from operating activities, net of capital investments and dividends paid, in the first quarter of 2010 amounted to $557 million, $87 million higher than the first quarter of 2009. The increase resulted from a higher cash flow generated from operating activities, partially offset by higher dividend payments (an additional $38 million paid as compared to the first quarter of 2009) as well as lower proceeds from the sales of assets.

Our principal sources of short-term liquidity are our existing cash investments and liquid securities, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs. We expect to fund the approximately $5 billion purchase price for the ratiopharm acquisition through a combination of cash on hand and lines of credit.

Aggregate Contractual Obligations

In the first quarter of 2010, we entered into an in-licensing and development agreement with a third party pursuant to which we committed to make potential future “milestone” payments of up to $344 million if all targets were achieved.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2009.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies,” Note 13 to the consolidated financial statements included in this report.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED (Registrant)

Date: May 4, 2010	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Chief Financial Officer